                                                                      Exhibit 12
                                                                      ----------

                      Ratio of Earnings to Fixed Charges
                          American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented.

                                                                 Year Ended December 31,
Computation of Earnings:                       1997            1998              1999            2000             2001
                                               ----            ----              ----            ----             ----
Loss Before Income Taxes and
   Extraordinary Losses...............        $(2,049)       $(42,441)         $(49,141)      $(249,946)        $(566,881)

Add:
Interest Expense......................          3,040          23,229            27,492         157,886           283,451
Operating Leases......................            633           3,245             6,963          29,718            54,208
                                           ----------      ----------        ----------      ----------        ----------
Earnings as Adjusted..................          1,624         (15,967)          (14,686)        (62,342)         (229,222)

Computation of Fixed Charges:
Interest Expense......................          3,040          23,229            27,492         157,886           283,451
Interest Capitalized..................            458           1,403             3,379          11,365            15,321
Operating Leases......................            633           3,245             6,963          29,718            54,208
                                           ----------      ----------        ----------      ----------        ----------
Fixed Charges.........................          4,131          27,877            37,834         198,969           352,980

Ratio of Earnings to Fixed Charges....            .39              --                --              --                --

Deficiency in Earnings Required to
   Cover Fixed Charges................         $2,507         $43,844           $52,520        $261,311         $ 582,202

(1) Interest expense includes amortization of deferred financing costs for the years ended December 31, 1997, 1998, 1999, 2000 and 2001. Interest expense also includes an amount related to our note receivable from TV Azteca for the years ended December 31, 2001 and 2000 and redeemable preferred stock dividends for the year ended December 31, 1998.

(2) For purposes of this calculation, "earnings" consist of loss before income taxes, extraordinary losses and fixed charges (excluding interest capitalized). "Fixed Charges" consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon (30%).